

Mail Stop 3628

May 19, 2009

Via Facsimile and U.S. Mail

C. Brophy Christensen, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

> **Re:** **Cell Therapeutics, Inc.**
> **Amendment No. 3 to Schedule TO-I filed May 19, 2009**
> **Amendment No. 2 to Schedule TO-I filed May 15, 2009**
> **Amendment No. 1 to Schedule TO-I filed May 13, 2009**
> **Schedule TO-I filed May 12, 2009**
> **File No. 5-48459**

Dear Mr. Christensen:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. We note that you appear to be conducting a single offer with respect to the five classes of convertible notes. Please note that Rule 13e-4(a)(2) defines the term "issuer tender offer" as a "tender offer for, or a request or invitation for tenders of, any class of equity security...." Please revise to disclose the separate amounts sought in each of the five exchange offers. Refer to Item 1004(a)(1)(i) of Regulation M-A. In addition, please revise to disclose that in the event that the

offers are oversubscribed, the notes will be accepted on a pro rata basis for each class of convertible notes.

2. We note that the exact number of shares that security holders will receive in the offer depends on the 10-day VWAP which will be announced on June 3, 2009 and that the offer will expire on June 10, 2009. Please revise so that at least ten business days remain in the offer after the exact number of shares being offered is known. Refer to Rule 13e-4(f)(1)(ii).

Incorporation of Documents by Reference, page v

3. We note that you are incorporating by reference financial information from your Form 10-K and most recent Form 10-Q. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

Exhibit 99(A)(5)(II)

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions